EXHIBIT 99.(a)(1)(B)
Dear Option Holder:
We are offering to amend the terms of all outstanding stock options currently outstanding under the Gladstone Capital Corporation Amended and Restated 2001 Equity Incentive Plan, as amended. The details of the offer are set forth in the attached documents, which include, among other things, the Offer to Amend Options. Please review the enclosed carefully. For additional information or assistance, you should contact Paula Novara at Gladstone Management via e-mail at paula.novara@gladstonemanagement.com or by telephone at (703) 287-5885.
To make your election to accept or reject this offer, you must make your election, sign the Election Form and deliver the Election Form to Paula Novara at Gladstone Management such that it is received on or before the Expiration Date. The Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean Office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Election Forms must be physically received by Paula Novara before 5:00 p.m., Eastern Time, on May 31, 2006 (or a later expiration date if we extend the offer). If you deliver your Election Form by e-mail or facsimile, you must deliver the original Election Form to Paula Novara by no later than June 15, 2006.
David Gladstone